Exhibit 99.1
LWAY:US
Lifeway Foods Inc
Lifeway Foods Inc. Reports Second Quarter and Six Month Results:
- 2nd Quarter Sales up 26%
- 2nd Quarter Net Income Up 35%
MORTON GROVE, Ill., Aug. 14 /PRNewswire-FirstCall/ — Lifeway Foods, Inc. (Nasdaq: LWAY) today reported financial results for the second quarter and six months ended June 30, 2006. Lifeway reported record 2nd quarter revenues of $6.37 million, up 26% from last year’s second quarter revenues of $5.07 million. Gross profit increased 24% in the second quarter of 2006 when compared to the same quarter in 2005. Pre tax income increased 38% in the second quarter of 2006 when compared to the same quarter in 2005.
Net income was $750,044 in the second quarter of 2006 versus a net income of $556,845 in 2005.
For the six months period ended June 30, 2006, revenues increased approximately 27% to $12.37 million, compared to $9.73 million during the same six month period in 2005. Gross profit increased 29% in the six month period ended June 30, 2006 when compared to the same period in 2005.
Net income was $1.64 million, compared to $1.28 million during the same six month period in 2005.
Julie Smolyansky, CEO, states, “This is an exciting time for Lifeway Foods. We have successfully completed our acquisition of Helios Nutrition making Lifeway Foods the leader in both in conventional and organic kefir. The launch of Lifeway ProBugs continues to roll out through the rest of the year and the initial response from retailers and customers alike has been overwhelmingly positive. I especially look forward to the “back to school” time of year as parents seek out healthy snacks for youngsters making ProBugs a natural choice. Furthermore, ProBugs are slated to be featured in a number of media outlets throughout the country. 2006 once again has been another exciting and historic year for Lifeway Foods and we look forward to a great second half.”
Edward Smolyansky, CFO, commented, “Even though we increased our advertising and marketing expenses related to the roll out of our ProBugs™ Kefir line, in comparison to previous quarters, and in spite of the rising oil related raw material costs, we were still able to maintain very healthy margins.” In addition, Edward Smolyansky added, “This is very positive in light of the fact that, as we transition the Helios Kefir manufacturing to our main Illinois facility in the coming months, we hope to see further margin expansion.”
The below income statement reflects post split figures. The split will take effect August 15, 2006.

About Lifeway Foods
Lifeway, recently named Fortune Small Business’ 94th Fastest Growing Small Business, and one of only 20 companies to ever be named to the list three straight years in a row, is America’s leading supplier of the cultured dairy product known as kefir, and now America’s only supplier of Organic Kefir. Lifeway Kefir is a dairy beverage that contains Lifeway’s exclusive 10 Live and Active probiotic cultures. While most regular yogurt only contains two or three of these “friendly” cultures, Lifeway kefir products offer more nutritional benefits. Lifeway offers 12 different flavors of its Kefir beverage, Organic Kefir and SoyTreat (a soy based kefir). Lifeway recently introduced a series of innovative new products such as pomegranate kefir, greek-style kefir, a children’s line of organic kefir products called ProBugs ™ in a no-spill pouch in kid-friendly flavors like Orange Creamy Crawler and Sublime Slime Lime, and a line of organic whole milk kefir. Lifeway also produces a line of products marketed in US Hispanic communities, called La Fruta, Drinkable Yogurt (yogurt drinks distinct from kefir). In addition to its line of Kefir products, the company produces a variety of cheese products and recently introduced a line of organic pudding called It’s Pudding!.
For more information, contact Julie Smolyansky or Edward Smolyansky at Lifeway Foods, Inc. at (847) 967-1010 or e-mail at info@lifeway.net and visit http://www.lifeway.net .
This news release contains forward-looking statements. Investors are cautioned that actual results may differ materially from such forward-looking statements. Forward-looking statements involve risks and uncertainties including, but not limited to, competitive pressures and other important factors detailed in the Company’s reports filed with the Securities and Exchange Commission.
Lifeway Foods, Inc.
Condensed Consolidated Statement of Income
(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2006	2005	2006	2005
Sales	$6,367,397	$5,072,567	$12,370,420	$9,729,427
Cost of Goods Sold	3,738,617	2,956,267	6,951,184	5,534,223
Gross Profit	2,628,780	2,116,300	5,419,236	4,195,204
Operating Expenses	1,698,626	1,279,043	3,082,711	2,434,223
Income From Operations	930,154	837,257	2,336,525	1,760,981
Total other income	286,674	43,780	286,313	303,270
Pre-tax income	1,216,828	881,037	2,622,838	2,064,251
Income taxes	466,784	324,192	978,136	782,015
Net income	750,044	556,845	1,644,702	1,282,236
Per Share Earnings	$.04	$.03	$.10	$.08
Wtg. Ave. Shares	16,799,536	16,795,398	16,795,473	16,830,160
SOURCE Lifeway Foods Inc.
CONTACT: Julie Smolyansky or Edward Smolyansky at Lifeway Foods, Inc., +1-847-967-1010, or info@lifeway.net -0- Aug/14/2006 13:00 GMT
Last Updated: August 14, 2006 09:00 EDT